No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) completed acquisition of its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation, which was announced on April 27, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 24, 2018

[Translation]

July 23, 2018

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation, which was announced on April 27, 2018, as follows.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on April 27, 2018 have been completed.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

5,744,700 shares

3.	Total amount of shares acquired:

18,704,276,600 yen

4.	Period of acquisition:

Started on July 1, 2018 and ended on July 20, 2018 (based on a contract date)

5.	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Reference:

Details of the resolution at the meeting of the Board of Directors held on April 27, 2018

(1)   Class of shares to be acquired:

Shares of common stock

(2)   Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of the total number of issued shares (excluding treasury stock))

(3)   Total amount of shares to be acquired:

Up to 70 billion yen

(4)   Period of acquisition:

Starting on May 7, 2018 and ending on December 31, 2018

(5)   Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Progress as of July 20, 2018

Total number of shares acquired: 18,000,000 shares

Total amount of shares acquired: 62,142,709,700 yen